Exhibit 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	July 20, 2026

Eldorado Gold Announces Key Milestone: First Ore Crushed at Skouries

Commissioning Activities Advancing; First Concentrate on Track for Q3 2026

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE: EGO) (“Eldorado” or the “Company”) is pleased to provide an update on progress at its Skouries copper-gold project in Northern Greece. Skouries is in the final stages of construction and has entered the commissioning phase, with first ore now processed through the crushing circuit. The Company continues to target first production of copper-gold concentrate in the third quarter of 2026 and commercial production targeted for the fourth quarter of 2026, subject to completion of final site energization, integrated commissioning and ramp-up activities.

Highlights

•	First ore crushed. First ore has been fed through the commissioned crushing circuit, an important demonstration that front-end processing is operating as expected.

•	Commissioning continues across the site. Wet and dry commissioning activities are progressing across the crushing, grinding, flotation, concentrate handling, and tailings circuits, with systems being handed over from construction to the combined commissioning and operations team on a staged basis.

•	Final site energization remains subject to Greek power authority completion of testing. The final transmission tower has been installed following a coordinated and successful eight-hour power outage on the transmission line. Full site energization remains contingent on final inspection by the relevant Greek authority and receipt of final sign-off. To support commissioning readiness and ongoing process plant activities while final site energization progresses, the Company has proactively added additional gensets to provide interim power as required.

•	Ore stockpile of approximately 3.9 million tonnes. Open pit mining continues to run ahead of schedule, building a run-of-mine stockpile of approximately 3.4 million tonnes to support a steady ramp-up of the plant. Including ore from the underground, total stockpiles have reached approximately 3.9 million tonnes. This stockpile is expected to provide the ore feed required through 2026 and supports a lower-risk commissioning and first year of production.

“Crushing first ore is an important milestone for Skouries and reflects the steady, safe progress being made by our team as the project moves through the final stages of construction and staged commissioning,” said George Burns, Chief Executive Officer. “While final site energization remains subject to final inspection and sign-off by the Greek power authority, we are taking proactive steps to maintain momentum, including adding the supplemental generators to support commissioning readiness and activities within the process plant. Full integrated operation of the process plant will require final site energization, and our focus remains on completing the remaining steps safely and methodically as we work toward first concentrate in the third quarter.”

First Ore Through the Crushing Circuit

First ore has been fed through the commissioned crushing circuit, with ore now being processed as part of staged commissioning. Full handover of the crushing circuit from the commissioning team to the operations team is currently underway. The Company expects to introduce ore to the grinding and flotation circuits as those systems are progressively commissioned, building toward first copper-gold concentrate production in the third quarter of 2026.

A video showing ore being processed through the primary crusher conveyed to the coarse ore stockpile can be found here: Skouries - Crushed Ore.

Crushed ore conveyed from the primary crusher to the coarse ore stockpile

Power and Energization

Power infrastructure construction at Skouries has continued to advance and construction of all 12 towers and conductors is now complete. A coordinated, successful eight-hour power outage on the transmission line enabled installation of the final transmission tower. Initial tests of the sub-station have been completed by a third-party testing group. Final site energization remains contingent on inspection, final testing and installation of metering equipment by the relevant Greek authority and receipt of final sign-off.

In the interim, Eldorado has proactively added additional gensets to support commissioning activities and maintain progress where practical, including readiness and commissioning activities within the process plant. Full operation of major process plant systems, crushing, grinding, flotation, concentrate handling and tailings disposal, requires final site energization by the power authority.

Final transmission tower

Main substation

Commissioning

Commissioning is progressing on a staged basis across multiple areas at Skouries. Dry, wet and hot commissioning activities are advancing where practical through the crushing, grinding, flotation, concentrate handling and filtered tailings circuits. Individual systems are being tested, verified against design parameters and handed over from the construction team to the operations team in a sequenced manner.

The Company will continue to advance commissioning of remaining circuits as it works toward integrated plant operation and first concentrate production.

Mining and Ore Stockpiling

Open pit mining at Skouries continues to perform ahead of schedule. The Company has established an ore stockpile of approximately 3.9 million tonnes, with approximately 3.4 million tonnes from the open-pit, providing ample feed to support a controlled and steady ramp-up of the processing plant through commissioning and into commercial production. Underground development also continues to advance in parallel. This stockpile is expected to provide the ore feed required through 2026 and supports a lower-risk commissioning and first year of production.

Qualified Person

Simon Hille, FAusIMM, Executive Vice President, Chief Operating Officer, is the Qualified Person under National Instrument 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and for verifying the technical data disclosed in this document relating to Skouries.

About Eldorado Gold

Eldorado is a gold, copper and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “deliver”, “estimate”, “expect”, focus", “forecast”, “foresee”, “future”, “generate”, “goal”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “potential”, “project”, “prospective”, “schedule”, “strive”, “target”, “underway”, "working" or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.

Forward-looking statements or information contained in this news release include, but is not limited to, statements or information with respect to: expected progress of the Skouries Project; our expectations of first concentrate production and commercial production, and expected timing thereof; our belief that front-end processing is operating as expected, including our expectations to introduce ore to the grinding and flotation circuits; progress of wet and dry commissioning activities, including our expectations toward integrated plant operation; our continued addition of supplemental power to maintain commissioning momentum; expectations of final inspections and approvals; progress of open pit mining and underground development, including our expectations that our ore stockpile provides ample feed to support ramp-up of the processing plant; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning, among other things: timing, costs and results of our construction and development activities, improvements and exploration, including at the Skouries project, the McIlvenna Bay project and our other operating mines and development projects; the current or future price of gold, copper and other commodities; the availability of financing for our exploration, development and operating activities and our ability to access existing project funding and remain in compliance with all covenants and contractual commitments related thereto; the geopolitical, economic, permitting and legal climate that we operate in, including recent disruptions to shipping operations in the Strait of Hormuz and Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market; availability of labour resources, including for construction, development and improvements activities; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom; general business and economic conditions, including interest rates, inflation, commodity and power prices, credit and financial market conditions and the impact of foreign exchange rates and tax rates and related frameworks; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to develop, finalize and execute on our updated five-year strategic plan through 2030; acts of governments and the outcome of any legal or regulatory proceedings or other disputes that we may be involved in; our ability to continue to make purchases under our normal course issuer bid and to pay dividends; the impact of acquisitions, dispositions, suspensions or delays on our business; our ability to manage and mitigate the risks associated with our use of technology and artificial intelligence; the expected vesting and redemption outcomes under our compensation securities; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables; the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the effectiveness of our hedging programs; and our ongoing relations with regulators, communities, and our partners.

More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; our ability to obtain the requisite inspections and approvals for energization of the power supply from the power authority in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.

In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements or information contained in this news release are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: commodity price risk; construction and development risks at the Skouries project, the McIlvenna Bay project and our other construction and development projects; changing political, economic and social conditions, including changes in governments or political systems, ongoing market uncertainty and global or regional geopolitical events, conflicts or disruptions; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom on the timelines expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to obtain reliable supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables, including risks from volatility and inflationary pressures as a result from the ongoing international conflict in Iran; inflation risk; risks related to fluctuations in the currency markets, including the Euro, Turkish lira, Canadian dollar and United States dollar; community relations and social license; environmental matters; geotechnical and hydrogeological structures, conditions or failures, including our ability to completely understand such structures and to mitigate such conditions or failures at a reasonable cost or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; permits, licenses and other authorizations; non-governmental organizations; reputational issues; climate change, including risks related to forest fires and water management; water collection, treatment and disposal operations at our mines, including the ability to manage unexpectedly large quantities of water; risk of spills or failure from our tailings operations (including circumstances beyond our control such as extreme weather, seismic events, prolonged droughts or heavy rainfall); environmental risks from our heap leaching operations, including hazardous materials management of our use of cyanide; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of Mineral Reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings; total cash costs per ounce and all in sustaining costs, including in relation to the market price of gold and the Company’s profitability; interest rate risk; credit risk; tax matters; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; the global economic environment; labour risks (availability of labour resources, including for construction, development and improvements activities, and their productivity; and risks relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors, reclamation and long-term obligations); turnover and attrition rates of labour, and related impacts thereto; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks related to title and surface rights; risks relating to environmental, sustainability, health and safety, and governance matters; technology and cybersecurity risks; corruption, bribery, and sanctions; litigation and contracts; conflicts of interest; compliance with applicable laws, legislation and regulations; dividends; tariffs and other trade barriers; and those risk factors discussed in the section titled “Managing Risk” above, as well as those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to efficiently manage the transitions from construction to commission to operations; our ability to increase productivity by, among other things, adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to any unanticipated critical equipment defects or failures during the commissioning and ramp-up of operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules and any commercial disputes that may arise from a contractor’s failure to meet these requirements; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; impacts to overhead costs related to the schedule; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, substation, waste management facilities, embankments, tailings conveyors, water management infrastructure, and control centre; the timely receipt of necessary permits and authorizations; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including wildfires, short and long duration rainfall and floods and other extreme weather events; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; and our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR/USD exchange rate.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.